UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer Id. (CNPJ): 02.429.144/0001-93

Company Registry No. (NIRE): 353.001.861-33

EXCERPTS FROM THE MINUTES OF THE 249TH MEETING OF THE BOARD OF DIRECTORS

HELD ON AUGUST 27, 2014

1. DATE, TIME AND PLACE: On August 27, 2014, at 9:00 a.m., at the registered office of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº 1510, 14º andar, conjunto 142, in the city and state of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to Paragraph 2, Article 17 of the Company’s Bylaws.

3. ATTENDANCE: All the members of the Board of Directors (“Board”). The meeting was also attended, during part of it, by the Executive Officers and by Mr. André Dorf, CEO of CPFL Renováveis.

4. PRESIDING BOARD: Chairman – Murilo Cesar L. S. Passos and Secretary – Gisélia Silva.

5. MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived since all those present were aware of its contents. The directors also resolved that these minutes be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the head office of the Company, and the publication of these minutes as an extract without the signatures of the directors.

After discussing and examining the items on the Agenda, the directors resolved on the following matters:

(i)  Take cognizance of the letters addressed to the Chairman of the Board on August 25, (i.i) by Mr. Francisco Caprino Neto, with his resignation from the position of deputy member of the Board; and (i.ii) by Mr. Marcelo Pires Oliveira Dias, with his resignation from the position of sitting member of the Board, both of whom had been elected at the Annual Shareholders’ Meeting held on April 29, 2014. The resignations are effective as of the date of the letters, which are attached hereto for all legal purposes as Appendix I;

(ii)  Approve the nomination, subject to approval at the next Shareholders’ Meeting, pursuant to Article 150 of Federal Law 6,404/76, (ii.i) of Mr. Francisco Caprino Neto, Brazilian, married, metallurgical engineer, identification document (RG) no. 9.199.282, issued by SSP/SP, Individual Taxpayer's ID (CPF/MF) no. 049.976.298-39, as sitting member of the Board, to replace Mr. Marcelo Pires Oliveira Dias and (ii.ii) Mr. Márcio Garcia de Souza, Brazilian, married, production engineer, identification document (RG) no. 035.037.902, issued by SSP/RJ, Individual Taxpayer's ID (CPF/MF) no. 425.539.467-91, as deputy member of the Board, to replace Mr. Francisco Caprino Neto, both nominated by the shareholder ESC Energia S.A. (“ESC Energia”) and resident and domiciled in the city and state of São Paulo, with business address at Avenida Brigadeiro Faria Lima, nº 3600, 12º andar, CEP: 04538-132, for the remainder of the term-of-office, until the Annual Shareholders' Meeting to be held in 2015;

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer Id. (CNPJ): 02.429.144/0001-93

Company Registry No. (NIRE): 353.001.861-33

The Directors nominated herein will take office after signing (i) the declaration that they have the necessary qualifications and meet the requirements under Article 147 and subsequent paragraphs of Federal Law 6,404/76 to hold their respective positions, and that they are not legally impeded from being nominated, pursuant to Instruction 367/02 issued by the Securities and Exchange Commission of Brazil (CVM); (ii) the instrument of investiture, drawn up in the book of minutes of the Board and after signing the instrument of consent envisaged in the Listing Regulations of the Novo Mercado segment of BM&FBovespa, by which they undertake to comply with the rules set forth therein; and (iii) their consent to the provisions in the Shareholders’ Agreement filed at the registered office of the Company, considering they represent the shareholders of the controlling group;

(iii)  Approve, pursuant to Articles 124 and 131 of Federal Law 6,404/76 and to item (d), Article 17 of the Bylaws, the call notice to the Extraordinary Shareholders' Meeting of the Company to be held on September 24, with the objective of ratifying the nomination of the Directors Francisco Caprino Neto and Márcio Garcia de Souza;

(iv)  Take cognizance of the activities of the Advisory Committees and Commissions of the Board of Directors in August;

(v)   Approve the minutes of the 247th and 248th meetings of the Board of Directors held on July 30, 2014 and August 7, 2014, respectively;

(vi)  Take cognizance of the managerial highlights and material facts in the month of August, as reported by the Chief Executive Officer;

(vii) Ratify, as the direct controlling shareholder of CPFL Comercialização Brasil S.A. (“CPFL Brasil”), pursuant to item (p), Article 17 of the Company’s Bylaws and to Board of Executive Officers Resolutions 2014067-E and 2014073-E, the acquisition of electric energy from conventional source, for the period from January 1, 2015  to December 31, 2016, in the following amounts: (vii.i) (a) fifteen average megawatt (15.00 average MW) from Tractebel Energia Comercializadora Ltda. (“Tractebel”) and (b) twenty average megawatt (20.00 average MW), from BTG Pactual Comercializadora de Energia Ltda. (“BTG”); and (vii.ii) the constitution of guarantee, by CPFL Energia, for the acquisitions of electricity mentioned in item (vii.i) above, in the form of Corporate Suretyship Letter;

(viii) Approve, in accordance with item (r), Article 17 of the Bylaws and Board of Executive Officers Resolution 2014074-E, (viii.i) the incorporation of a limited liability company, a wholly-owned subsidiary of CPFL Energia; (viii.ii) the nomination of its Officers, and (viii.iii) the Articles of Association;

(ix)  Approve, pursuant to Paragraph 8, Article 5 and Article 17 of the Bylaws, as well as to Board of Executive Officers Resolution 2014072-E, the engagement of Citibank, N.A. to act as depositary of the American Depositary Receipts (“ADRs”) of CPFL Energia, for the period of five (5) years starting October 28, 2014;

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer Id. (CNPJ): 02.429.144/0001-93

Company Registry No. (NIRE): 353.001.861-33

(x)   Approve, under the conditions set forth in Board of Executive Officers Resolution 2014079-E and in accordance with the provisions in item (v), Article 17 and in the head paragraph and paragraph 1, Article 30 of the Bylaws:

(x.i) the reversal of the “Profit Reserve for Investments” of CPFL Energia, approved in the 238th Board meeting held on March 26, 2014, to “Retained Earnings”, in the amount of one hundred and eight million, nine hundred eighty-seven thousand reais (R$108,987,000.00), and recommend to the representatives of the Company in the Boards of Directors and/or Shareholders’ Meetings of the subsidiaries Companhia Paulista de Força e Luz (“CPFL Paulista”), Companhia Piratininga de Força e Luz (“CPFL Piratininga”), Companhia Leste Paulista de Energia (“CPFL Leste Paulista”), Companhia Sul Paulista de Energia (“CPFL Sul Paulista”), Companhia Luz e Força de Mococa (“CPFL Mococa”), CPFL Brasil, CPFL Geração de Energia S.A. (“CPFL Geração”) and CPFL Serviços, Equipamento, Indústria e Comércio S.A. (“CPFL Serviços”), to vote for the approval of the reversal of the “Profit Reserve for Investments” to “Retained Earnings”, in the amounts set forth in Board of Executive Officers Resolution 2014079-E; and

(x.ii) the declaration of interim dividends calculated based on the Company’s balance sheet for the six-month period ended June 30, 2014, in the amount of four hundred twenty-two million, one hundred ninety-four thousand, six hundred eighty-five reais and twelve centavos (R$422,194,685.12), equivalent to R$0.438746730 per share, to be calculated towards the minimum mandatory dividends for the fiscal year and paid to shareholders of record as of September 4 on a date to be defined by the Board of Executive Officers, observing the availability of funds and upon simple notice to the Board. The shares issued by the Company will be traded ex-dividend on the Securities, Commodities and Futures Exchange - BM&FBOVESPA S.A. (“BM&FBovespa”) and on the New York Stock Exchange (“NYSE”) as of September 5, and recommend to the representatives of the Company in the Board of Directors, in the Shareholders’ Meetings and/or Partner Meetings, to vote for the approval of the declaration of interim dividends by the subsidiaries CPFL Paulista, CPFL Piratininga, Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”), CPFL Leste Paulista, CPFL Sul Paulista, Companhia Jaguari de Energia (“CPFL Jaguari”), CPFL Mococa, Rio Grande Energia S.A. (“RGE”), CPFL Brasil, CPFL Planalto Ltda. (“CPFL Planalto”), CPFL Geração, CPFL Jaguari de Geração de Energia (“CPFL Jaguari Geração”), CPFL Serviços, CPFL Atende Centro de Contatos e Atendimentos Ltda. (“CPFL Atende”), Nect Serviços Administrativos Ltda. (“Nect”), CPFL Total Serviços Administrativos Ltda. (“CPFL Total”), CPFL Centrais Geradoras Ltda. (“CPFL Centrais Geradoras”) and Paulista Lajeado Energia S.A. (“Paulista Lajeado”), in the amounts set forth in Board of Executive Officers Resolution 2014079-E; and

(xi)  Recommend to the directors nominated by the Company in the Board of Directors of subsidiaries to vote for the approval of: (xi.i) CPFL Energias Renováveis S.A. (“CPFL Renováveis”): contracting a bank letter of guarantee issued by Banco Bradesco S.A. (“Bradesco”), a related party of CPFL Renováveis, in favor of Financiadora de Estudos e Projetos (“FINEP”), in accordance with the terms and conditions described in Board of Executive Officers Resolution 2014070-E; (xi.ii) CPFL Paulista: engagement of companies to provide construction and maintenance services of distribution lines and networks (“CCM”) and technical commercial services (“STC”), in accordance with the terms and conditions described in Board of Executive Officers Resolution 2014068-E; and (xi.iii) CPFL Geração: election of Mr. Rodolfo Coli to the position of Energy Management Officer, to replace Mr. Roberto Castro.

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer Id. (CNPJ): 02.429.144/0001-93

Company Registry No. (NIRE): 353.001.861-33

6. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by the Directors present and by the Secretary. Murilo Cesar L. S. Passos – Chairman; Renê Sanda, Claudio B. Guedes Palaia, Francisco Caprino Neto, Deli Soares Pereira, Carlos Alberto Cardoso Moreira, Maria Helena S. F. de Santana and Gisélia Silva – Secretary.

I certify that this is an extract from the original minutes recorded in the minutes book.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 4, 2014

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.